Exhibit 99.1

FOR IMMEDIATE RELEASE

OceanPal Receives Nasdaq Staff Determination Regarding Minimum Bid Price Deficiency; Intends to Request Hearing Before Independent Panel
Staff Determination Issued Pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv) Following Prior Reverse Stock Split; Company’s Hearing Request Will Automatically Stay Any Suspension or Delisting Action Pending the Panel Decision

ATHENS, Greece, March 13, 2026 /PRNewswire/ — OceanPal, Inc. (“OceanPal”, Nasdaq: SVRN) that today disclosed that on March 13, 2026, the Company received a written determination letter (the “Staff Determination”) from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that the Staff has determined to delist the Company’s common shares from The Nasdaq Capital Market unless the Company timely requests a hearing before an independent Hearings Panel (the “Panel”).
Key Highlights:
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The Staff Determination was issued pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv) on the grounds that the Company’s common shares failed to maintain a minimum closing bid price of $1.00 per share for 30 consecutive business days from January 29, 2026, through March 12, 2026, and that the Company is ineligible for a compliance period due to a prior one-for-twenty-five (1-for-25) reverse stock split effected on August 25, 2025.

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OceanPal intends to timely request a hearing before the Panel pursuant to Nasdaq Listing Rule 5815(a). In accordance with Nasdaq Listing Rule 5815(a)(1)(B), the hearing request will automatically stay any suspension or delisting action, and the Company’s common shares will continue to be listed and traded on The Nasdaq Capital Market under the ticker symbol “SVRN” during the hearing process.

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The Company’s board of directors is actively evaluating all available measures to restore compliance with the Minimum Bid Price Requirement, including potential capital markets transactions and other corporate actions within the board’s existing shareholder-authorized authority.

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This disclosure is being made pursuant to Nasdaq Listing Rule 5810(b), which requires public disclosure of the Staff Determination no later than four business days following receipt. A corresponding Form 6-K has been filed with the U.S. Securities and Exchange Commission.

The Staff Determination relates to the Company’s non-compliance with Nasdaq Listing Rule 5550(a)(2), which requires that the closing bid price of listed securities be at least $1.00 per share. Because the Company effected a one-for-twenty-five (1-for-25) reverse stock split on August 25, 2025, Nasdaq Listing Rule 5810(c)(3)(A)(iv) precludes the Company from receiving any compliance period that would otherwise be available under the standard deficiency framework. Instead, the Staff has issued a determination to delist the Company’s common shares, subject to the Company’s right to request a hearing.

OceanPal intends to exercise its right under Nasdaq Listing Rule 5815(a) to request a hearing before the Panel within the prescribed timeframe. The hearing process provides the Company an opportunity to present a comprehensive plan to restore compliance with all applicable listing standards. Pursuant to Nasdaq Listing Rule 5815(a)(1)(B), the filing of the hearing request will automatically stay any suspension or delisting action pending the hearing and the issuance of the Panel’s written decision. During this period, the Company’s common shares will continue to be listed and traded on The Nasdaq Capital Market under the ticker symbol “SVRN.”
“We take our listing obligations seriously and are moving with urgency to exercise every procedural and substantive remedy available. The hearing process provides a structured forum to present the board’s compliance plan, and we intend to use it. Our team—alongside experienced outside counsel—is actively preparing a comprehensive submission that addresses the bid price requirement and demonstrates the strength of the business. We expect the Company’s shares to continue trading on Nasdaq throughout this process, and we will keep shareholders informed at every stage.”
— Robert Perri, Co-CEO of OceanPal
The Company will provide further disclosure regarding its hearing date, compliance plan, and any related corporate actions as appropriate. Shareholders are encouraged to monitor the Company’s filings with the SEC on EDGAR at www.sec.gov and the Company’s website at www.svrn.net for updates.

About OceanPal Inc.
OceanPal Inc. is a global provider of shipping transportation services, specializing in the ownership and operation of dry bulk vessels and product tankers. OceanPal Inc. is engaged in the seaborne transportation of bulk commodities, including iron ore, coal and grain, as well as refined petroleum products. OceanPal Inc.’s fleet is primarily employed on time-charter trips with short to medium duration and spot charters, with a strategic focus on maximizing long-term shareholder value.
SovereignAI Services LLC, a wholly-owned subsidiary of OceanPal fuels the growth of AI infrastructure that enables agents to act autonomously and securely. SovereignAI Services LLC actively manages a treasury of NEAR—the network powering this infrastructure—generating returns that fund universal liquidity and AI privacy technologies. The company bridges these innovations to the enterprise, driving commercial adoption so businesses can deploy AI solutions that protect sensitive data and execute complex actions across any network.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions. These statements include, but are not limited to, statements regarding the Company’s intention to request a hearing before the Nasdaq Hearings Panel; the expected automatic stay of any suspension or delisting action pending such hearing; the Company’s ability to present a compliance plan and restore compliance with the Minimum Bid Price Requirement; and the board’s evaluation of potential capital markets transactions and other corporate actions. These forward-looking statements are based on current expectations, estimates, assumptions, and projections and involve known and unknown risks, uncertainties, and other factors—many of which are beyond OceanPal’s and SVRN’s control—that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Important factors that may affect actual results include, among others, SVRN’s ability to execute its growth strategy; its ability to raise and deploy capital effectively; the outcome of the Nasdaq Hearings Panel process; developments in technology and the competitive landscape; the market performance of NEAR; and other risks and uncertainties described under “Risk Factors” in OceanPal’s Annual Report on Form 20-F filed with the SEC on April 15, 2025, and in subsequent filings with the SEC, available at www.sec.gov. OceanPal and SVRN undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.